MAR 07 2011

11020714

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23972

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-10 (MM/DD/YY) AND ENDING 12-31-10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saddlebrook Investments Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5700 Saddlebrook Way
(No. and Street)

Wesley Chapel (City) FL (State) 33543-4499 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Diane Hall, Asst. Treasurer (813) 907-4666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

See attached notice pursuant to rule 17a-5(e)(1)(ii)
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/30

OATH OR AFFIRMATION

I, Diane Hall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saddlebrook Investments, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

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Florida Notary Assn., Inc

Signature

Asst. Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Saddlebrook Investments, Inc.
Notice Pursuant to Rule 17a-5(e)(1)(ii)
December 31, 2010

Re: SEC File No. 8-23972
FINRA Firm ID No. 013448
Florida File No. 013274D

Pursuant to Rule 17a-5(d)(2), the attached annual report is in a format that is consistent with Form X-17A-5, Part IIA.

The attached report does not contain audited financial statements because this company only transacts its securities business for a single issuer and is, therefore, exempt from the requirements of audited financial statements. This exemption is pursuant to Rule 17a-5(e)(1)(i)(A) of the Securities and Exchange Act of 1934 and Rule 3E-300.002(3)(D) of the Florida Division of Securities.

Manually signed copies of this report have been filed with:

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Securities and Exchange Commission
Miami Regional Office
801 Brickell Avenue, Suite 1800
Miami, Florida 33131

FINRA/Financial Operations
Attn: Herani Dansamo
9509 Key West Avenue, 5th Floor
Rockville, Maryland 20850

FINRA Firm ID 013448

Saddlebrook Investments, Inc.
Balance Sheet
December 31, 2010
(Unaudited)

	Allowable	Non-allowable	Total
Assets			
Cash	28,606		28,606
Other securities	0		0
Receivable from non-customers		0	0
Receivable from affiliate		654,678	654,678
Total assets	28,606	654,678	683,284
Liabilities and Ownership Equity			
Accounts payable and accrued liabilities	2,500		2,500
Payable to affiliate	4,750		4,750
Total liabilities	7,250	0	7,250
Common stock			500
Paid-in capital			345,556
Retained earnings			329,978
Total ownership equity			676,034
Total liabilities and ownership equity			683,284

FINRA Firm ID 013448

Saddlebrook Investments, Inc.
Income Statement
For the Year Ended December 31, 2010
(Unaudited)

Commissions on sales of security real estate	25,200
Interest income	0
Total revenues	25,200
Employee compensation and benefits	0
Regulatory fees and expenses	1,424
Other expenses	21,712
Total expenses	23,136
Net income	2,064

FINRA Firm ID 013448

Saddlebrook Investments, Inc.
Statement of Changes in Ownership Equity
For the Year Ended December 31, 2010
(Unaudited)

Balance at beginning of period	673,970
Distributions	0
Net income	2,064
Balance at end of period	676,034

Saddlebrook Investments, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2010
(Unaudited)

Cash flows from operating activities	
Net Income	2,064
Change in assets and liabilities	
(Increase) decrease in	
Accounts receivable	0
Increase (decrease) in	
Accounts Payable	(2,250)
Net cash provided by operating activities	(186)
Cash flows from financing activities	
Distribution to Shareholder	
Net payments from (to) related parties	(50,489)
Net cash used in financing activities	(50,489)
Net decrease in cash and cash equivalents	(50,675)
Cash and cash equivalents, beginning of year	79,281
Cash and cash equivalents, end of year	28,606

Saddlebrook Investments, Inc.
Computation of Net Capital
December 31, 2010
(Unaudited)

Ownership equity	676,034
Less non-allowable assets	(654,678)
Net capital before haircuts	21,356
Less haircuts on securities	0
Net capital	21,356

Basic Net Capital Requirement

Aggregate indebtedness	7,250
Net capital	21,356
Less minimum net capital requirement	(5,000)
Excess net capital	16,356
Ratio of aggregate indebtedness to net capital	0.34